United States securities and exchange commission logo





                             July 14, 2023

       Barry Shin
       Chief Financial Officer
       TREVENA INC
       955 Chesterbrook Blvd
       Suite 110
       Chesterbrook, PA 19087

                                                        Re: TREVENA INC
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-36193

       Dear Barry Shin:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Financial Statements

       Notes to Consolidated Financial Statements
       10. Product Revenue
       Variable Consideration, page 114

   1. Given the significant returns adjustment in 2022, please address the following regarding your revenue
recognition policies and how they comply with the specific applicable guidance in ASC 606:
                                                            At the time you
recorded revenue from sales of OLINVYK in 2021, explain how you evaluated the
probability that a significant reversal in the product revenue recognized would not occur
before the uncertainty associated with the variable consideration was subsequently
resolved (e.g., when the right of return expired).
                                                            As part of your
response, specifically address how you determined that it was appropriate to use
industry data when estimating returns and that such products were sufficiently
comparable to OLINVYK.
 Barry Shin
TREVENA INC
July 14, 2023
Page 2
                Explain how you determined that, based on the information available at the time of initial recognition, the variable consideration was not constrained under ASC 606.
                Tell us and revise your future filings to more clearly describe the steps you took to reevaluate the likelihood of significant product returns in each quarter subsequent to its initial sale.
                Identify in your response as well as your future filings the nature of the information which was available to you and the information which you reviewed as part of your estimation of product returns. Specifically address the extent to which you were privy to the levels of quarterly sales of OLINVYK by your distributors.
                Tell us and revise your future filings to disclose what information led you to record the significant adjustment for product returns in the third quarter 2022. Clarify the extent to which that information was previously unavailable to you.
                Revise the MD&A of your future filings to more clearly address the underlying trends in OLINVYK sales and potential for their returns since its approval. To the extent known or estimated, clearly address the trends in patient use of the product for the periods since approval. Include a summary of any other relevant data, including safety data, that may have an impact on customer use that you believe is affecting sales trends (both sales by the Company and sales by distributors).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameBarry Shin                                   Sincerely,
Comapany NameTREVENA INC
                                                               Division of
Corporation Finance
July 14, 2023 Page 2                                           Office of Life
Sciences
FirstName LastName